June 7, 2010

VIA EDGAR AND FEDEX

Robert Telewicz

Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                 HCP, Inc.

Form 10-K for the year ended December 31, 2009

File Number: 001-08895

Dear Mr. Telewicz:

HCP, Inc. hereby submits this letter in response to the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”) dated May 27, 2010. For your convenience, the Staff’s comments have been reprinted in italics below and our responses are in regular print. References to “we” or “our” in our response are to HCP, Inc.

Form 10-K for the year ended December 31, 2009

Consolidated Financial Statements

Consolidated Statements of Income, page F-4

1.                                       We have reviewed your response to comment number 6. Given your representation that your portfolio of mezzanine and other mortgages is one of your primary products, please tell us why you have not presented interest expense within operating expenses. Additionally, please disclose in future filings your policy regarding classification of funding this portfolio as an investing activity as opposed to an operating activity within your statement of cash flow.

Response: We actively manage our debt-to-equity levels on a company-wide basis and do not attribute our sources of funding (i.e., revolving line of credit, unsecured debt, secured debt, equity, etc.) to our investments. We further advise the Staff that our mortgage debt is not generally secured by our mezzanine or other mortgage loan investments. However, at December 31, 2009 we had outstanding $425 million of mortgage debt secured by a single mortgage loan investment. Approximately one week subsequent to funding this investment, we raised $423 million of equity proceeds which were used primarily to repay other

Securities and Exchange Commission

Robert Telewicz

June 7, 2010

indebtedness, resulting in no significant incremental borrowing as a result of the acquisition of this mortgage loan investment.  Given the foregoing circumstances, we believe our interest expense should be classified outside of operating expenses.

In future filings, we will disclose in our footnotes our policy for the classification of funding our investments in mezzanine and other mortgages within our statement of cash flows.

Notes to Consolidated Financial Statements

(17) Impairments, page F-46

2.                                       We have considered your response to our prior comment 9. Given your belief that Sunrise has breached 64 of the remaining 75 management contracts, and your resulting lawsuit, explain to us how management was able to arrive at the conclusion that the assets were not impaired as of December 31, 2009.

Response: We respectfully advise the Staff that, in accordance with Accounting Standards Codification Topic 360, we evaluated the intangible assets or asset groups related to the aforementioned 64 management contracts for impairment.  As of December 31, 2009: i) no trial date for the lawsuits had been set; and ii) we believed that the termination of the aforementioned management contracts would not occur, at a minimum, for an additional 12 months. Further, for all of the assets or asset groups related to the 64 management contracts, we determined that nine months of undiscounted cash flows exceeded the carrying amount of the respective assets or asset groups.  Based on all of the foregoing, we concluded that none of the assets or asset groups related to the 64 remaining management contracts were impaired as of December 31, 2009.

Item 15. Exhibit and Financial Statement Schedules, page 65

3.                                       We have reviewed your response to 5 of our previous letter dated April 20, 2010. We continue to believe that if you include material contracts pursuant to Item 601(b)(10) of Regulation S-K, those contracts must be filed in their entirety.  Please file the completed agreements, as previously requested, in an amendment to your 10-K, in a Form 8-K, or as an exhibit to your next periodic report.  In the alternative, if any contract, in its entirety, is no longer material to investors, you should remove it from your Exhibit List.

Response: We advise the Staff that in our next periodic report we will file material contracts in their entirety to the extent that we include such contracts pursuant to Item 601(b)(10) of Regulation S-K.

Securities and Exchange Commission

Robert Telewicz

June 7, 2010

Definitive Proxy on Schedule 14A Filed March 12, 2010

Current Executive Compensation Program Elements

Annual Bonuses, page 24

4.                                       In future filings, please provide a more detailed analysis of how the company determined the actual payouts under the bonus program. For instance, we note your disclosure that the FFO Per Share target was met, qualifying each executive to receive the specified maximum bonus amounts; however, based on your disclosure on page 26, the compensation committee elected to award actual bonuses significantly different from the maximum bonus targets.  Please explain how the committee exercised discretion to arrive at the awarded amounts.  In addition, we note that you also used qualitative factors to help determine target bonus amounts.  Please explain in greater detail how the compensation committee considered the identified factors to establish the maximum bonus targets for each executive.  Please also explain the committee’s considerations in awarding the $50,000 discretion bonus to Mr. Herzog.  Please tell us in your response how you intend to revise this disclosure.

Response: As described in the Proxy Statement, our Bonus Program is designed so that bonuses paid to our named executive officers comply with, and are fully deductible performance-based compensation under, Section 162(m) of the Internal Revenue Code.  If a target amount of HCP’s funds from operations per share (the “FFO Per Share”) for the year is met or exceeded, the Bonus Program provides for payment of “up to” 100% of the executive’s maximum bonus amount. If the actual FFO Per Share is less than 68% of the target FFO Per Share, no bonuses would be paid under the Bonus Program. An executive’s maximum bonus will be reduced for FFO Per Share results between 68% and 100% of the target FFO Per Share.  As described in the Proxy Statement, the Bonus Program is designed to establish each participating executive’s maximum annual bonus in a manner that complies with the performance-based compensation requirements of Section 162(m), while still preserving the Compensation Committee’s flexibility to determine the actual bonus for each executive up to the maximum bonus amount based on the executive’s individual performance and such other factors as the Compensation Committee deems appropriate.  Each named executive officer is not “qualified” to receive the maximum unless the Compensation Committee, in the exercise of its business judgment, determines to award the full maximum amount.

Our named executive officers’ bonuses for fiscal 2009 were not determined using “target bonus amounts.”  Maximum bonus amounts, as noted above, were determined for fiscal 2009 based on the FFO Per Share target established for fiscal 2009.  The Proxy Statement includes this formula, the targeted FFO Per Share amount for fiscal 2009, an explanation of why the formula is based on FFO Per Share, and the basis for the Compensation Committee’s subjective determination, in the exercise of its business judgment, of each particular executive’s maximum bonus amount.  As noted in the Proxy Statement, the potential maximums were increased for fiscal 2009 over fiscal 2008 levels to preserve flexibility for the Compensation Committee to determine the actual bonus for each executive “up to” the maximum bonus amount based on the executive’s individual performance and such other factors as the Compensation Committee deems appropriate.

Securities and Exchange Commission

Robert Telewicz

June 7, 2010

As described in the Proxy Statement, the actual bonus amount awarded to each named executive officer for fiscal 2009 (within the maximum determined based on FFO Per Share results for the year) was a subjective determination made by our Compensation Committee in the exercise of its business judgment based on its general assessment of HCP’s performance and each executive’s performance and contributions to HCP’s successes during fiscal 2009.  The Proxy Statement notes the material factors considered by the Compensation Committee in making its determinations as to both HCP’s performance and the performance of each executive.  We respectfully submit that there is no formula or weighting or other more specific factors that were taken into account by the Compensation Committee in making these determinations.

In future filings, we will further clarify that our named executive officers are not automatically entitled to the full maximum bonus amount (even if the particular performance goal is attained for that year) and that bonus determinations by the Compensation Committee (within the maximum amount produced by the formula for that year) are subjective determinations by the Compensation Committee in the exercise of its business judgment.  We will continue to identify in future filings the material factors considered by the Compensation Committee in making its determinations as to the actual amount awarded to our named executive officers.

With respect to Mr. Herzog’s bonus, the Compensation Committee awarded Mr. Herzog an additional $50,000 discretionary bonus at the end of 2009 based on what was, as was disclosed in the Proxy Statement, a subjective assessment of his performance during the year.  The material factors considered by the Compensation Committee included its assessment of, as noted in the Proxy Statement, Mr. Herzog’s role in HCP’s raising capital in equity offerings and achieving significant debt reduction.  As with the Compensation Committee’s determination of the annual bonus amounts for our named executive officers, we submit that there is no formula or weighting or other more specific factors that were taken into account by the Compensation Committee in making this determination.

Securities and Exchange Commission

Robert Telewicz

June 7, 2010

Thank you for your consideration of our response. Should you have any questions, please call the undersigned at (562) 733-5181.

Very truly yours,

/s/ Thomas M. Herzog

Thomas M. Herzog
Executive Vice President and
Chief Financial Officer

cc:	J. Alberto Gonzalez-Pita
Scott A. Anderson
Jose M. Castro